UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                January 31, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES STAR(TM) RESEARCH LICENSE AGREEMENT

LEIDEN, THE NETHERLANDS, JANUARY 31, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that it has signed a non-exclusive STAR(TM) research license agreement for the production of monoclonal antibodies with Abbott Park, Illinois-based Abbott. Under the agreement, Abbott would evaluate Crucell's STAR(TM) technology for generating cell lines for manufacture of biopharmaceuticals. Financial details were not disclosed.

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.
Leonard Kruimer
Chief Financial Officer                 Barbara Mulder
Tel. +31-(0)71-524 8722                 Tel: 31-(0) 71 524 8718
l.kruimer@crucell.com                   barbara.mulder@crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    January 31, 2007                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer